Item 77M Exhibit

	On June 30, 2005, the Gabelli Woodland Small Cap Value Fund (the "Acquiring Fund"), a series of Gabelli Equity Series Funds, Inc. (the "Corporation") completed the acquisition of the assets and certain specified liabilities of the FMI Woodland Small Capitalization Value Fund (the "Acquired Fund"), a separate series of FMI Mutual Funds, Inc., pursuant to a plan of reorganization approved by the Corporation's Board of Directors. The acquisition was accomplished by a tax-free exchange of the net assets of the Acquired Fund valued at $7,153,355 for 507,152 Class AAA shares of the Acquiring Fund. The Corporation understands that the Acquired Fund has or will liquidate. A copy of the Agreement and Plan of Reorganization for the acquisition is incorporated by reference to the Corporation's N-14, as filed with the Securities and Exchange Commission via
EDGAR on April 27, 2005 (Accession No. 0000950172-05-001353).